1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 23, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a July 25, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 28 (“PEA 28”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on June 6, 2011. PEA 28 was filed to register the PIMCO Foreign Currency Strategy Exchange-Traded Fund, a new series of the Registrant (the “Fund”). Capitalized terms used below that are undefined have the same meaning as set forth in PEA 28. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: The Fund discloses that it will invest under normal circumstances “at least 80% of its assets in currencies of, or Fixed Income Instruments denominated in the currencies of, foreign (non-U.S.) countries, including, but not limited to, a combination of short-term Fixed Income Instruments, money market securities and currency forwards backed by high-quality, low duration securities.” Explain how the Fund can invest 80% of its assets in currencies and qualify as an investment company as defined by Section 3 of the 1940 Act. Also explain how investing 80% of the Fund’s assets in currencies is consistent with the Trust’s exemptive relief.

Response: The Fund will typically not invest 80% of its assets solely in foreign currencies, but rather a combination of foreign currency-denominated Fixed Income Instruments, currency forwards and direct holdings of foreign currencies. Even if from time to time 80% of the Fund’s assets consist of direct holdings of foreign currencies, the Registrant still believes the Fund qualifies as an “investment company” within the meaning of Section 3 of the 1940 Act.

US Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA Beijing  Hong Kong

Brion R. Thompson August 23, 2011 Page 2

The Registrant understands the Staff’s comment as a reference to the 40% test of Section 3(a)(1)(C) of the 1940 Act, which provides that one definition of an “investment company” is an issuer that invests, owns, holds or trades securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets (exclusive of Government securities and cash items). The 40% test of Section 3(a)(1)(C) is a presumptive test wherein an issuer is presumed to be an investment company once it exceeds the 40% of assets threshold, unless investment company status is rebutted by other exceptions or exemptions available pursuant to the 1940 Act or rules, regulations and guidance thereunder. However, Section 3(a)(1)(A) of the 1940 Act indicates an investment company is any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Registrant believes the Fund clearly falls within the Section 3(a)(1)(A) definition of an investment company as it will “hold itself out as being engaged primarily in the business of investing and trading in securities” irrespective of whether from time to time more than 60% of the Fund’s holdings consist of non-securities (i.e., direct holdings of foreign currencies).

The Registrant believes the Fund’s principal investment strategies are fully consistent with the Trust’s exemptive relief. With regard to future funds not yet in existence at the time of the Trust’s exemptive relief, such as the Fund, the Trust’s application for exemptive relief states the following:

Each Fund reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities), and/or currencies (“Portfolio Instruments”) (emphasis added).

As investments in “securities and/or currencies” was specifically contemplated in the Trust’s application for exemptive relief, the Trust believes the Fund’s principal investment strategies, including hypothetical holdings of 80% of assets in foreign currencies from time to time, are consistent with the Trust’s exemptive relief.

Comment 2: The Fund discloses it may count currency forwards towards compliance with the Fund’s 80% test. Explain how the Fund counts currency forwards for purposes of compliance with a Fund’s 80% test (e.g., notional value, market value, purchase price, etc.).

Response: The Fund will typically count each currency forward’s market value (not notional value) towards compliance with the Fund’s 80% test. For additional information regarding how the Fund counts, measures or values currency forwards, please see the “How Net Asset Value Is

Brion R. Thompson August 23, 2011 Page 3

Determined” section of the prospectus, which describes the process by which the Fund values portfolio holdings generally.

Comment 3: The Fund discloses it may engage in short sales. Confirm that estimated interest expense incurred by the Fund during its first fiscal year in connection with the Fund’s short sales will be reflected in the Fee Table to the extent such estimated expense is required to be disclosed by Form N-1A. Also, please clarify the types of short sales the Fund may utilize (i.e., which types of securities will the Fund sell short).

Response: The Registrant will estimate the Fund’s anticipated expenses incurred due to short sales, if any, and to the extent such estimated expenses equal or exceed 0.01% of the Fund’s total expenses for its first fiscal year of operations, the Fund will reflect such estimated short sale expenses in the “Other Expenses” line item of its Fee Table.

With respect to the types of instruments the Fund may sell short, the Fund may sell short any investment that is a permissible investment for the Fund, subject to applicable law and regulation.

Statement of Additional Information

Comment 4: There is a sentence on page 33 within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries. In your response, please refer to PIMCO’s letter of June 22, 2011 regarding this issue and clarify how the internal policy described in the June 22 letter relates to privately issued commercial mortgage-related securities.

Response: Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010, and Post-Effective Amendment No. 27, as filed April 20, 2011. The Staff has also given this comment to other PIMCO-advised registrants’ post-effective amendments from time to time. Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,1 as supplemented by subsequent letters from PIMCO to the Staff. For the Registrant’s most recent position and analysis in response to the Staff’s comment, please see (i) the Letter from J. Stephen King, Jr., Pacific Investment Management Company LLC (“PIMCO”), to Brion R. Thompson, Division of

[1]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

Brion R. Thompson August 23, 2011 Page 4

Investment Management, SEC (March 10, 2011) and (ii) the Letter from J. Stephen King, Jr., PIMCO, to Brion R. Thompson, Division of Investment Management, SEC (June 22, 2011) (the “June 22 Letter”).

Consistent with the position expressed in the June 22 Letter, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each series of the Trust, including the Fund, has adopted a non-fundamental internal operating policy limiting each fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. The Trust has not adopted an internal operating policy with respect to privately issued commercial mortgage-backed securities (“Private CMBS”) at this time because the funds, including series of other affiliated open-end management investment companies advised by PIMCO, have rarely, if ever, had material exposure to Private CMBS (i.e., such funds have rarely, if ever, invested more than 25% of the fund’s assets in Private CMBS). Based on the funds limited current and historic exposure to Private CMBS, the funds determined there was no need to adopt an internal operating policy with respect to Private CMBS at this time.

Comment 5: The Creation Transaction Fee table on page 59 indicates each series of the Trust may charge, with respect to cash creations, a maximum transaction fee of 3%. Explain how the Trust’s exemptive relief permits a creation transaction fee in excess of 2% and further explain how creation transaction fees are consistent with Rule 22c-1 under the 1940 Act.

Response: As explained in further detail below, the Trust’s exemptive relief indicates that each series of the Trust, including the Fund, will limit the amount of its transaction fees in accordance with the requirements of the SEC applicable to open-end management investment companies offering redeemable securities. The Registrant is not aware of any SEC or Staff guidance that would limit a transaction fee charged on the sale of fund shares — and not applicable to the redemption of fund shares — to an amount less than 2% of the transaction. Accordingly, the Registrant believes that the current maximum Creation Transaction Fee for cash creations, set at 3% of the transaction, is permissible.

With respect to Rule 22c-1 under the 1940 Act, the Rule generally requires that a fund, underwriter or dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the net asset value (“NAV”) next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

The provisions of Rule 22c-1 appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at

Brion R. Thompson August 23, 2011 Page 5

more than the published redemption price. Registrant believes that none of these purposes are thwarted by charging Authorized Participants creation transaction fees.

As noted by the plain language of the rule, Rule 22c-1 only requires that sales of fund shares be made at a price based on NAV. Rule 22c-1 does not require that sales of fund shares be made at a price equal to NAV. Sales of a fund’s shares to Authorized Participants are always based on the NAV next computed after receipt of an order in good standing. A creation transaction fee may then be imposed in addition to the NAV-based sale price to cover the transfer and other transaction costs associated with the issuance of Creation Units. Such fees are paid to the fund and are necessary to make the fund whole for the costs associated with (i) transferring in-kind securities (with respect to in-kind Creation Units) or (ii) the receipt of cash that must then be invested in portfolio securities (with respect to cash Creation Units), as applicable. The creation transaction fees thus protect the existing shareholders of a fund from the dilutive costs associated with the purchase of Creation Units.

Moreover, creation transaction fees were specifically discussed in the Trust’s application for exemptive relief that precipitated an SEC order granting the requested relief.2 The Staff raised no objections to the imposition of transaction fees in connection with its consideration of the Trust’s exemptive application. The following discussion of transaction fees was included in the Trust’s exemptive application, as amended:

The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Advisor to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.3 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.4 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Every

[2]	See Investment Company Act Release No. 28993 (November 10, 2009) (File No. 812-13571).

[3]	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[4]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

Brion R. Thompson August 23, 2011 Page 6

purchaser of a Creation Unit will receive a Prospectus or other documentation that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. Variations in the Transaction Fee may be made from time to time. The method of calculating the Transaction Fees and the method of determining such variations will be fully disclosed in the SAI or other documentation provided to Authorized Participants.

Additionally, transaction fees are contemplated by Form N-1A. Prior to the 2009 amendments to the Form relating to the implementation of summary prospectuses, exchange-traded funds regularly disclosed transaction fees within the fund’s prospectus Fee Table. The 2009 amendments to the Form specifically contemplate such fees in the context of limiting related disclosure within the Fee Table. See Instruction 1(e)(ii) to Item 3, which states, “[i]f the Fund is an Exchange-Traded Fund…[i]f the Fund issues or redeems shares in creation units of not less than 25,000 shares each, exclude any fees charged for the purchase and redemption of the Fund’s creation units.”

With proper disclosure to all Authorized Participants, as is currently set forth in the Trust’s SAI, the funds do not create any potential for discrimination or preferential treatment among Authorized Participants purchasing Creation Units. Furthermore, transaction fees are retained by the fund, which protects the fund’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units. The Registrant, therefore, believes that selling fund shares at prices based on NAV, plus the applicable transaction fee, is appropriate and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Rule 22c-1 and the 1940 Act.

Summary Prospectus

Comment 6: If the Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information (as defined in Item 13 of Form N-1A), but not other information from the Fund’s shareholder reports.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Brion R. Thompson August 23, 2011 Page 7

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.pimcoetfs.com/library. You can also get this information at no cost by calling 1-888-400-4383 or PIMCO Infolink Audio Response Network at 1-800-987-4626, by visiting www.pimcoetfs.com or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated August 22, 2011, as supplemented, and Statement of Additional Information, dated October 29, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 28 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 23, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 28 to the Registrant’s registration statement under the Securities Act of 1933, as filed on June 6, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC